



09059089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 SEC Mail Processing
PART III Section

SEC FILE NUMBER
8- 50037

FACING PAGE

MAR 02 2009

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 thereunder
Washington, DC 110

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Axes America, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

c/o Hajime Sagawa 540 Golden Harbour Drive

(No. and Street)

Boca Raton

FL

33432

(City)

(State)

(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hajime Sagawa

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berson & Corrado, LLP

(Name - if individual, state last, first, middle name)

25 West 43rd Street, Suite 920

New York

NY

10036-7406

(Address)

(City)

(State)

(Zip Code)

CHECK ONE:

- Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/10

19
3/19

OATH OR AFFIRMATION

I, Hajime Sagawa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Axes America, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
_____
_____


Notary Public




Signature
PRESIDENT
Title

This report ** contains (check all applicable boxes):

- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Report of Independent Auditor's

To the Members
Axes America, LLC

We have audited the accompanying statement of financial condition – liquidation basis of Axes America, LLC (the “Company”) as of December 31, 2008, and the related statements of income – liquidation basis, changes in members’ capital – liquidation basis and cash flows – liquidation basis for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Axes America, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson + Corrado

New York, New York
February 25 2009



AXES AMERICA, LLC

STATEMENT OF FINANCIAL CONDITION - LIQUIDATION BASIS

	DECEMBER 31, 2008
Assets	
Cash and cash equivalents	\$ --
Investments, at market	--
Other assets	--
Total assets	<u><u>\$ --</u></u>
Liabilities and Members' Capital	
Accounts payable and accrued expenses	\$ --
Advance from customer	--
Total liabilities	<u> --</u>
Members' capital	<u> --</u>
Total liabilities and members' capital	<u><u>\$ --</u></u>

AXES AMERICA, LLC

STATEMENT OF INCOME - LIQUIDATION BASIS

FOR THE YEAR ENDED
DECEMBER 31, 2008

Revenues

Assignment fee	\$	24,000,000
Interest and dividend income		228,149
Realized loss on investment		(2,500)
Total revenues		<u>24,225,649</u>

Expenses

General and administrative		542,377
Professional fees		470,938
Performance fees		14,250,000
Consulting fees		600,000
Total expenses		<u>15,863,315</u>

Income before income taxes 8,362,334

Income tax expense (333,165)

Net income \$ 8,029,169

AXES AMERICA, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL - LIQUIDATION BASIS

FOR THE YEAR ENDED
DECEMBER 31, 2008

Members' Capital at January 1, 2008	\$ 2,490,496
Net income	8,029,169
Distributions	<u>(10,519,665)</u>
Members' Capital at December 31, 2008	<u><u>\$ -.-</u></u>

AXES AMERICA, LLC

STATEMENT OF CASH FLOWS - LIQUIDATION BASIS

FOR THE YEAR ENDED
DECEMBER 31, 2008

Cash flow from operating activities	
Net income	\$ 8,029,169
Realized loss on investments	2,500
Adjustment to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities:	
Decrease in other assets	12,620
Decrease in accounts payable and accrued expenses	(145,012)
Decrease in advances from customer	(929,293)
Net cash provided by operating activities	<u>6,969,984</u>
Cash flow from financing activities	
Distribution to members	<u>(10,519,665)</u>
Net cash used in financing activities	<u>(10,519,665)</u>
Decrease in cash and cash equivalents	(3,549,681)
Cash and cash equivalents - beginning of the year	<u>3,549,681</u>
Cash and cash equivalents - end of the year	<u>\$ --</u>

AXES AMERICA, LLC

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES – LIQUIDATION BASIS DECEMBER 31, 2008

Note 1 – Organization and Business Activity

Axes America, LLC (the “Company”) was formed in the state of Delaware on February 14, 1997. Effective May 28, 1998 (commencement of operations), the Company obtained registration as a broker-dealer pursuant to the Securities Exchange Act of 1934, as amended. Effective March 5, 2008, the Company withdrew from registration as a broker-dealer with the National Association of Securities Dealers and also withdrew its membership in FINRA. The Company formally dissolved on December 3, 2008.

The Company was an introducing broker for securities transactions initiated by an affiliated entity. All transactions for its customers were cleared through and carried by a member of the Financial Industry Regulatory Authority (FINRA) and of major national securities exchanges on a fully disclosed basis. Accordingly, customer positions were not reflected in the accompanying statement of financial condition.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Revenue Recognition - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Private placement fees and other fees are recognized as earned upon the completion of the related services.

In addition, the Company may provide certain private placement and product development services to affiliated and non-affiliated entities. Fees for such services are either a fixed amount, or based upon a percentage of the assets involved in the transaction.

Income Taxes - The Company does not record a provision for Federal or State income taxes because the individual members report their share of the Company’s income or loss on their personal income tax returns. The Company does record a provision for New York City Unincorporated Business Tax.

Note 3 – Member Allocations, Distributions, and Withdrawals

Net income is allocated to the members’ capital accounts in proportion to each member’s respective ownership interest in the Company.

AXES AMERICA, LLC

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES – LIQUIDATION BASIS DECEMBER 31, 2008

Note 3 – Member Allocations, Distributions, and Withdrawals (continued)

Cash distributions may be made at the discretion of the Company's elected managers. During 2008, the total amount of distributions totaled \$10,519,665.

Note 4 – Net Capital Requirement

Before its membership withdrawal, the Company was subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Prior to dissolution, the Company exceeded its minimum capital requirement of \$100,000.

Note 5 – Related Party Transactions

Under the terms of the Limited Liability Company Agreement, managers may receive compensation for services rendered. During 2008, managers received \$100,000 of compensation expense for such services.

Consulting Agreement - In June 2008, the Company entered into a general consulting service agreement with a related party of the Company for a monthly fee of \$100,000, this agreement was terminated in accordance with the provisions within the agreement on November 30, 2008. The total amount of fees paid during 2008 totaled \$600,000.

Note 6 - Commitments

The Company occupied office space under a lease agreement that was due to expire in April 2011. During November 2008 the Company terminated this agreement and had to pay approximately \$85,000 for early cancellation of the lease. Rent expense for the year ended December 31, 2008, is approximately \$66,000, not including the early cancellation fee.

Note 7 – Significant Contracts

Advisor Agreement - On June 5, 2006, the Company entered into an agreement with Olympus Corporation (the "Client") whereas the Company assisted the Client as its financial advisor and agent. Upon the anniversary of the original agreement, June 5, 2007, the Client paid an additional fee of \$2,000,000 to the Company. Effective June 20, 2007, the Company entered into an amended and restated renewal agreement with the Client whereas the Company continued to assist the Client as its financial advisor and agent.

The terms of the agreement entitles the Company to certain payments upon the announcement of a transaction with a third party (cash compensation amount) as well as future contingent payments (Paid-In-Kind compensation amount) upon the consummation of a transaction with a third party, as defined in the contract.

AXES AMERICA, LLC

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES – LIQUIDATION BASIS DECEMBER 31, 2008

Note 7 – Significant Contracts (continued)

The agreement may be terminated by the Client by giving written notice. The agreement was terminated in February 2008. Upon termination of the agreement the Company repaid any amount still held on account for disbursements to the Client, as described in Note 8.

In December 2007, a Transaction with a third party was announced and the Company collected a cash compensation amount of \$12,000,000. A portion of the cash compensation amount was held in escrow upon completion of the transaction, as described below.

Pursuant to the advisor agreement described above, the Company received certain Option Rights and Warrant Rights in relation to the acquisition by Olympus, and pursuant to the provisions of this agreement the Company is permitted to assign its rights. During June 2008 the Company assigned all of its rights, title and interest to the Option Rights and the Warrant Rights to an off-shore related entity in exchange for \$24,000,000.

Sub-advisor Agreement - In September 2007, in connection with its advisor contract with Olympus Corporation, the Company entered into a sub-advisor agreement with Perella Weinberg Partners (“PW”) whereas PW will assist the Company as its financial advisor in the Company’s capacity as investment advisor to Olympus Corporation in connection with a proposed transaction.

The Company agreed to pay a monthly retainer from “advances for disbursements” as described in Note 8.

There was a final payment due to PW in the amount of 3,250,000 GBP if the Transaction was completed in 2008. On December 31, 2007, the Company deposited \$6,475,331 into an escrow account held by its attorney to satisfy the potential completion fee. The Transaction was consummated during 2008 and the funds were released to PW.

Note 8 – Advances

During 2006 the Company entered into an agreement with Olympus Corporation (the “Client”) as described in Note 7. Upon the signing of the agreement, the Client paid \$2 million to the Company on account for disbursements incurred or to be incurred. The disbursements include reasonable fees and expenses of counsel. Upon termination of the agreement the Company reimbursed the Client the remaining balance of the advances. As of December 31, 2008, the balance was \$0, all advances were returned.

AXES AMERICA, LLC

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES – LIQUIDATION BASIS DECEMBER 31, 2008

Note 9 - Concentrations

During the year ended December 31, 2008, 100% of revenue was earned from one company.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation (“FDIC”) limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceeded the maximum coverage provided by the FDIC on insured depositor accounts.

Note 10 -Other Financial Information

Supplemental disclosure of cash flow information

Cash paid during the year for	
Taxes	\$ 332,239

*****

AXES AMERICA, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

	DECEMBER 31,
	2008
Computation of net capital	
Total members' capital from statement of financial condition	\$ --
Deductions:	
Non-allowable assets	
Investments - not readily marketable	--
Other assets	--
Net capital before haircuts	\$ --
Other securities	\$ --
Net capital	\$ --
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requires (6-2/3% of aggregated indebtedness)	\$ --
Minimum dollar net capital requirement	100,000
Net capital requirement (greater of above)	\$ 100,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	\$ --
Advances	--
Aggregate indebtedness	\$ --
Ratio of aggregate indebtedness to net capital	.00:1.0

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A as of December 31, 2008.

AXES AMERICA, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

**Independent Auditor's Supplementary Report on
Internal Control Required by SEC Rule 17a-5**

To the Members
Axes America, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Axes America, LLC (the "Company") as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson + Corrado

New York, New York
February 25, 2009

AXES AMERICA, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2008

AXES AMERICA, LLC

TABLE OF CONTENTS

Facing Page	1
An Oath or Affirmation	2
Report of Independent Auditor's	3
Financial Statements	
Statement of Financial Condition – Liquidation Basis	4
Statement of Income – Liquidation Basis	5
Statement of Changes in Members' Capital – Liquidation Basis	6
Statement of Cash Flows – Liquidation Basis	7
Notes to Financial Statements	8
Supplementary Information Required by Rule 17a-5 of The Securities and Exchange Commission	
Schedule of Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities & Exchange Commission	12
Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission	13
Independent Auditor's Supplementary Report on Internal Control	14